Free Writing Prospectus (To the Preliminary Prospectus Supplement dated September 12, 2019)	Filed Pursuant to Rule 433 Registration No. 333- 233099 September 12, 2019

Pricing Term Sheet

5.25% Senior Notes Due 2027

This Pricing Supplement is qualified in its entirety by reference to the preliminary prospectus supplement dated September 12, 2019 (the “Preliminary Prospectus Supplement”).

The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used herein but not defined shall have the meanings assigned to them in the Preliminary Prospectus Supplement.

Issuer:	B&G Foods, Inc.

Title of Securities:	5.25% Senior Notes due 2027

Aggregate Principal Amount:	$550,000,000

Maturity:	September 15, 2027

Coupon:	5.25%

Price to Public:	100.000%

Yield to Maturity:	5.25%

Spread to Benchmark Treasury:	351 basis points

Benchmark Treasury:	UST 2.875% due August 15, 2027

Interest Payment Dates:	March 15 and September 15, commencing March 15, 2020

Record Dates:	March 1 and September 1

Make-whole call:	At any time prior to March 1, 2022, at a discount rate equal to the “Treasury Rate” (as defined in the prospectus) plus 50 basis points

Optional Redemption:	On or after the following dates and at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, on the notes redeemed:

	Date	Percentage
	March 1, 2022	103.938%
	March 1, 2023	102.625%
	March 1, 2024	101.313%
	March 1, 2025	100.000%

Optional Redemption with Equity Proceeds:	Up to 40% at 105.25% prior to March 1, 2022

Change of Control:	101% plus accrued and unpaid interest, if any

Trade Date:	September 12, 2019

Settlement Date:	September 26, 2019 (T+10)

We expect that delivery of the notes will be made to investors on or about September 26, 2019, which will be the tenth business day following the date hereof (such settlement being referred to as “T+10”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date hereof or the next succeeding seven business days will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date hereof or the next succeeding seven business days should consult their own advisors.

CUSIP / ISIN:	05508WAB1 / US05508WAB19

Ratings:*	B2 (Moody’s) / B+ (S&P)

Gross Spread:	1.125%

Joint Bookrunning Managers:

Barclays Capital Inc.
Deutsche Bank Securities Inc.
RBC Capital Markets, LLC
BofA Securities, Inc.
BMO Capital Markets Corp.
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Credit Suisse Securities (USA) LLC

Co-Managers:	Capital One Securities, Inc. Citigroup Global Markets Inc. Citizens Capital Markets, Inc. Rabo Securities USA, Inc. TD Securities (USA) LLC

Change in Size of Offering:

The total offering size has been increased from $450 million to $550 million, which represents an increase of $100 million from the amount reflected in the Preliminary Prospectus Supplement. See “Changes to the Preliminary Prospectus Supplement” below.

Changes to the Preliminary Prospectus Supplement

Offering Size and Use of Proceeds:

The total offering size has been increased from $450 million to $550 million, which represents an increase of $100 million from the amount reflected in the Preliminary Prospectus Supplement. We intend to use the net proceeds from this offering, together with the proceeds of the new term loan borrowings under our senior secured credit facility, (1) to redeem all of the outstanding 2021 notes, (2) to repay certain borrowings under our revolving credit facility, (3) to pay related fees and expenses and (4) for general corporate purposes.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request them by calling Barclays Capital Inc. toll-free at 1-888-603-5847.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.